ADITYA BIRLA GROUP

August 23, 2004

The Secretary
The Stock Exchange, Mumba[redacted]
Phiroze Jeejeebhoy Towers,
Dalal Street
Mumbai – 400 001.

Sir,

Re: Board Meeting of Hindalco Industries Limited held on August 23, 2004
&
Re: Notification in terms of Clause 24 of the Listing Agreement

Further to our letter dated 21st August 2004, we wish to inform you that a meeting of the Board of Directors of Hindalco Industries Limited was held in Mumbai today, at which the proposal for demerger of all the businesses and undertakings of Indian Aluminium Company Limited ("**Indal**"), (other than the Aluminium Foils Division of Indal at Kollur, Andhra Pradesh) into the Company in terms of a Scheme of Arrangement under Sections 391 – 394 of the Companies Act, 1956 was considered and approved.

The proposed Scheme of Aarrangement provides that upon its sanction, the demerger will take effect from the appointed date i.e. April 1, 2004 (the "**Appointed Date**"). All assets, liabilities and obligations of aforesaid demerged business of Indal, as per the Scheme of Arrangement will vest in the Company with effect from Appointed Date.

The draft Scheme of Arrangement was also approved by the Board of Directors at the Meeting and certain Officers of the Company have been authorized to finalise and settle the same.

The Board of Directors of the Company also approved the Share entitlement ratio of ONE Equity Share(s) in the Company of the face value of Rs 10/- each credited as fully paid up for every SEVEN Equity Shares of Rs. 10/- each in Indal held by Members of Indal. The Share exchange ratio has been arrived at after taking into account the joint recommendation of two valuers viz. S.R Batliboi & Co. and N. M Raiji & Co.

All the above are subject to requisite approvals including those of Stock Exchanges under the Listing Agreement, Shareholders, Creditors, any Regulatory Authorities and sanction of the Scheme of Arrangement in terms thereof by the High Courts of Judicature at Bombay and Kolkata.

The Scheme of Arrangement as approved will be filed with the Stock Exchange as per the provisions of the Clause 24 of the Listing Agreement.

Yours faithfully
For **Hindalco Industries Limited**

Anil Malik
Company Secretary

cc.to:-The Secretary
The Calcutta Stock Exchange Association Limited
7, Lyons Range
KOLKATA - 700 001.
Fax No. (033) 2202514/2104500

cc.to:-The Secretary
National Stock Exchange of India Limited,
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East), MUMBAI – 400 051.
Tel No. 2659 8100

cc.to:-Mr. Bonnie A. Schurnan
The Corporation Trust Company
1209 Orange Street,
Wilmington
Delaware – 19801
U. S. A.

cc.to:-Mr. Daniel Schammo
Banque Internationale A Luxembourg
Societe Anonyme, 69, Route d'Esch
L-2953 LUXEMBOURG
Fax No. 00 352 4590 2010
TEL. NO. 00 352 4590-1

cc.to:-Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America

HINDALCO

ADITYA BIRLA GROUP

PRESS RELEASE

Date: 23.08.2004

HINDALCO
THE ADITYA BIRLA GROUP'S FLAGSHIP COMPANY

The Board of Directors of Hindalco and Indal in their respective meetings today have approved a scheme of arrangement between the two companies, which entails the demerger of all the businesses of Indal with the exception of the business pertaining to the foil plant at Kollur, into Hindalco. The scheme of arrangement is subject to necessary approvals, and will take effect retrospectively from 1st April, 2004 when sanctioned by the courts.

Says Mr Kumar Mangalam Birla, Chairman of the Aditya Birla Group, "Hindalco owns nearly 97% equity in Indal. I believe that the time is opportune to take this strategic stake to its logical conclusion. We would like to bring in maximum focus and harness all possible synergies to attain even higher levels of growth and enhance stakeholder value".

Over the last four years both Hindalco and Indal have worked in tandem for the growth and development of the aluminium sector. Both Hindalco and Indal have posted path-breaking results. Such a move would help in leveraging their combined strengths even further, averred Mr D Bhattacharya, Managing Director, Hindalco.

<u>The Scheme of Arrangement</u>

Under the scheme, Hindalco will issue and allot shares to the public shareholders of Indal in the ratio of 1 shares of Rs. 10/- each in Hindalco, credited as fully paid up for every 1 equity shares of Rs. 10/- each held by the public shareholder in Indal. The Indal shareholders will continue to hold their shares in Indal. However the face value of those shares will be reduced from Rs.10 per share to Rs 2 for every share. Hindalco will continue to maintain its 97% stake in the resultant demerged Indal.

The proposed scheme of arrangement would be optimal from a transaction cost point of view.

Net Worth

As a result of the demerger, the combined net worth of Hindalco will rise to the tune of over Rs. 8,700 Crores.

Impact

The proposed demerger will result in bolstering Hindalco's status as a non-ferrous metals powerhouse, well set to take on global challenges. It will also lead to enhanced shareholder value as it will augment the competitive strengths of each of the businesses.

Furthermore Indal as a legal entity would continue with the foil business at Kollur. Hindalco will continue to provide the requisite support to Indal as required.

For shareholders of Hindalco, benefits accrue from the creation of a financially stronger, operationally efficient, globally competitive non-ferrous metal company.

For Indal shareholders, this transaction would provide an opportunity to participate in the future growth of the combined business through shareholding in Hindalco in addition to their current shareholding of a strong foil business that would remain in Indal.

The process is expected to be completed by March 2005.

Strategic Growth Plans

All capex plans pertaining to Indal, for which a sum of Rs. 2000/- Crores has been earmarked, will be undertaken as planned under the aegis of Hindalco. Among these are the expansion of its metal capacity to 100,000 MT per annum, its power generating capacity to reach 267.5 MW at Hirakud, ramping up the alumina plant at Muri to 500,000 MT per annum and enhancing the special alumina chemicals capacity to 127,000 MT per annum at Belgaum. The Utkal Alumina project in Orissa will also be transferred to Hindalco.

Hindalco too has recently completed its brownfield expansion and is on a high growth mode. Its Aluminium Metal capacity has been ratcheted up to 345,000 MT, Alumina at 660,000 MT and Copper Smelter at 250,000 MT. The Copper Smelter capacity is being increased to 500,000 MT. These plans bring Hindalco closer to its goal of becoming a global player in the non-ferrous metals sector.

***

HINDALCO

ADITYA BIRLA GROUP

RECEIVED

2004 SEP -1 A 11:52

OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 21, 2004

The Secretary
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street
Mumbai – 400 001.

SUPPL

Sir,

Re: Intimation of business at Board Meeting of Hindalco Industries Limited to be held on August 23, 2004.

This is to inform you that Hindalco Industries Limited (the "**Company**") has convened a Meeting of its Board of Directors to be held on Monday, August 23, 2004 to consider a Scheme of Arrangement with Indian Aluminium Company Limited under Sections 391 – 394 of the Companies Act, 1956.

The above is for your information. We shall inform you of the decision of the Board (after conclusion of the meeting).

Thanking you,

Yours faithfully
For **Hindalco Industries Limited**

Anil Malik
Company Secretary

cc.to:-The Secretary
The Calcutta Stock Exchange Association Limited
7, Lyons Range
KOLKATA - 700 001.
Fax No. (033) 2202514/2104500

cc.to:-The Secretary
National Stock Exchange of India Limited,
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East), MUMBAI – 400 051.
Tel No. 2659 8100

Mr. Bonnie A. Schurnan
The Corporation Trust Company
1209 Orange Street,
Wilmington
Delaware – 19801
U. S. A.

Mr. Daniel Schammo
Banque Internationale A Luxembourg
Societe Anonyme
69, Route d'Esch
L-2953 LUXEMBOURG
Fax No. 00 352 4590 2010
TEL. NO. 00 352 4590-1

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America